                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 18, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F  __X__                                  Form 40-F _____


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   __X__                                           No  _____


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

AVS number:   128089


COMPANY ANNOUNCEMENTS OFFICE

NOTIFICATION OF INTERESTS OF DIRECTOR


Name of Company:  Micro Focus Group Plc

Marcelo Gumucio, Chief Executive Officer of Micro Foucs, has today exercised options to acquire 2,000 new shares in Micro Focus at GBP 6.05 per share and 72,500 existing shares in Micro Focus from Micro Focus Trustees Limited at GBP
6.53 per share and sold 74,500 shares at GBP 18.45 per share.


Any queries please contact R. Forbes
Telephone 01635 565530
Date 17 June 1997.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Micro Focus Group Public Limited Company
                                                      (Registrant)


Date: June 18, 1997                     By: /s/ Loren E. Hillberg
                                           --------------------------
                                            Loren E. Hillberg
                                            Vice President and General Counsel